Exhibit 21.1
Subsidiaries of ViaSat
1.	ViaSat Worldwide Limited, a Delaware corporation

2.	ViaSat China Services, Inc., a Delaware corporation

3.	ViaSat Foreign Sales Corporation, a Barbados corporation

4.	ViaSat Europe Limited, a private limited UK corporation

5.	ViaSat Australia PTY Limited, an Australian corporation

6.	ViaSat Canada Company, a Nova Scotia unlimited liability Company

7.	ViaSat Europe S.r.l., an Italian limited liability company

8.	ViaSat India Pvt. Ltd., an Indian private limited company

9.	Immeon Networks LLC, a Delaware limited liability company

10.	U.S. Monolithics, LLC, an Arizona limited liability company

11.	Efficient Channel Coding, Inc., an Ohio corporation